

January 30, 2013

Via Email
Mark L. Mroczkowski
Chief Financial Officer
DubLi, Inc.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

> **Re: DubLi, Inc.**
> **Item 4.02 Form 8-K/A**
> **Filed January 25, 2013**
> **Response dated January 25, 2013**
> **File No. 0-49801**

Dear Mr. Mroczkowski:

We have reviewed your response letter as well as your filing and have the following comments.

Item 4.02 Form 8-K/A filed January 25, 2013

1. Refer to your second paragraph of Form 8-K/A and your response to comment 1. We note you intend to restate revenues within your Form 10-K for the year ended September 30, 2012. Please also separately restate revenues by amending Forms 10-Q for the quarterly periods ended December 31, 2011, March 31, 2012 and June 30, 2012.   Further, please ensure your restated financial statements specifically state and characterize the restatements as corrections of accounting errors.

2. Refer to paragraphs 1 to 3 of the Form 8-K/A and your response to comment 2. Please clearly indicate that the restatements are to correct accounting errors in revenue recognition in paragraph 1 and state that the sales of the proprietary electronic gift cards are not considered revenue generating activities under GAAP in paragraphs 2, 3 and elsewhere, as applicable, throughout the filing. In addition, we believe the restatements are correction of errors resulting from misapplication of GAAP rather than an issue in determining net versus gross revenue presentation or the election of a more preferable accounting treatment under GAAP. As such, please remove the language indicating a net presentation of revenue is a more appropriate accounting treatment under GAAP or similar wordings throughout the Form 8-K/A.

3. Please clarify for us the meaning of the last sentence of the third paragraph of the Form 8-K/A in which you state "[a]s such, the value of the gift card should be netted against the proceeds … the net amount categorized as revenue." We are unclear if you are addressing the cash incentives related to the gift card sales. If so, please revise to indicate the cash incentive is the difference between the face value of a proprietary gift card and the agreed upon sale price (i.e., winning bid amount) and is recognized as a reduction of the related revenue.

4. Refer to the fifth paragraph of the Form 8-K/A and response to comment 3 in connection to the second error. Please provide comprehensive disclosure regarding the exact nature of the second error as well as the facts and circumstances leading to the error. Similarly, revise the proposed disclosure within Note 2 related to this error.

5. We note your response to comment 4 as well the disclosure in the last paragraph of the Form 8-K/A that "[t]his restatement will not result in the disclosure of an additional material weakness; it is the result of a previously disclosed material weakness." Please explain to us in detail and disclose how the identification and the correction of the second error did not represent a new material weakness.

6. Refer to your proposed disclosure in Note 2 under "Restatement of Previously Filed Interim and Annual Financial Statements." As part of your consideration to our above comments 2 and 3, please revise your statement that "[t]he Company has restated its previously issued Consolidated Statements of Operations for the year ended September 30, 2011, and for each of the three quarters ended December 31, 2011, March 31, 2012 and June 30, 2012 to correct for an error in its presentation of revenues… to show the net amount of revenue after deducting the face value of the gift card sold and delivered to the customer" accordingly.

7. Refer to your proposed disclosure in Note 9 related to the tabular presentation of gross sales amounts of electronic gift cards. Since the electronic gift cards' sales are not considered revenue generating activities under GAAP, we consider the table a non-GAAP presentation and therefore, it should be clearly labeled as such. In addition, please provide all of the disclosures as required by Item 10(e) of Regulation S-K or revise to remove the presentation.

8. We note your proposed disclosure in Note 2 that "[t]he Company defers any revenue that is subject to refund, and, for which the product has not been delivered or the service has not been rendered net of an estimated allowance for breakage." We also note your proposed breakage disclosure in Item 7 that you recognize breakage revenues on unused or expired credits and that unused credits are categorized as a liability until used or expired. Please clarify your policy for recognizing breakage. Further, we note you did not recognize breakage revenues on bidding credits in prior years because of your inability to track expired credits.

Therefore, we are unclear about the appropriateness of your recognition of breakage revenues on bidding credits for the electronic gift cards under GAAP in light of the limited operating history and your previous inability to track expired credits. Please explain and address, but do not limit your response, to the following items:

- the expiration terms of the credits sold to both Business Associates and others,
- how long the current expiration terms have been in place,
- whether or not you are able to track expiration of the credits and if so, when you had a system in place that provided you that ability.

We may have further comment.

9. Reference is made to your proposed disclosure under Item 7, specifically your tabular presentations. Please ensure that all periods restated are labeled as such.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief